SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act Of 1934
Amendment No. 3

CLOUGH GLOBAL EQUITY FUND
(Name of Subject Company (Issuer))

CLOUGH GLOBAL EQUITY FUND
 (Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, NO PAR VALUE PER SHARE
(Title of Class of Securities)

18914C100
(CUSIP Number of Class of Securities)

Karen Gilomen, Secretary
Clough Global Equity Fund
1290 Broadway, Suite 1100
Denver, CO 80203
Telephone:  720-917-0785
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Miriam Gross, Esq. Clough Capital Partners L.P. One Post Office Square, 39th Floor Boston, MA 02109 Telephone: 617-204-3400	Clifford J. Alexander, Esq. K&L Gates LLP 1601 K Street, NW Washington, DC 20006 Telephone: 202-778-9068

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$93,475,799.82 (a)	$11,637.74 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 6,615,414 shares in the offer, based upon a price of 98.5% of the net asset value per share of $14.35 on October 6, 2017.

(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,637.74	Filing Party: Clough Global Equity Fund
Form or Registration No.: Schedule TO	Date Filed: October 13, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender  [   ] offer.  [   ]

Items 1 through 9 and Item 11.

This Amendment No. 3 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Clough Global Equity Fund (NYSE American: GLQ), a Delaware statutory trust (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on October 13, 2017, as amended by Amendment No. 1 to Schedule TO filed with the Commission on November 13, 2017, and as amended by Amendment No. 2 to Schedule TO filed with the Commission on November 15, 2017 (as amended hereby, the “Schedule TO”).  The Schedule TO relates to the Fund’s offer to purchase for cash up to 37.5% of its outstanding common shares of beneficial interest, no par value per share (the “Common Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated October 13, 2017 and the related Letter of Transmittal, copies of which  have been filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (the “Offer”).  Filed herewith as Exhibit (a)(5)(iv) is a copy of the corrected press release issued by the Fund dated December 13, 2017 announcing the final results of the Offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.	Exhibits.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated October 13, 2017.*
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Letter to Shareholders.*
(a)(1)(vii)	Notice of Withdrawal.*
(a)(5)(i)	Press Release issued by the Fund dated October 13, 2017.*
(a)(5)(ii)	Press Release issued by the Fund dated November 13, 2017.**
(a)(5)(iii)	Press Release issued by the Fund dated November 15, 2017.***
(a)(5)(iv)	Corrected Press Release issued by the Fund dated December 13, 2017. (filed herewith)
(e)(1)	Standstill Agreement between Clough Global Equity Fund and Saba Capital Management, L.P.*
(e)(2)	Standstill Agreement between Clough Global Equity Fund and Bulldog Investors, LLC*

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on October 13, 2017.

**	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 13, 2017.
***	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on November 15, 2017.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Clough Global Equity Fund

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

Dated as of: December 13, 2017

Exhibit Index

Exhibit No.	Document
(a)(5)(iv)	Press Release issued by the Fund dated December 13, 2017.